May 13, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549

Re:	ONAR Holding Corporation
Schedule 13D filed March 31, 2025 by Claude Zdanow et al.
File No. 005-90750

Ladies and Gentlemen:

On behalf of our client, Claude Zdanow (the “Reporting Person”), we are writing to submit the Reporting Person’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 12, 2025, relating to the Schedule 13D filed March 31, 2025 by Claude Zdanow and Mt Olympus Ventures, Inc.

For the convenience of the Staff, the comment from the comment letter is restated prior to the response to such comment.

Schedule 13D filed March 31, 2025

General

1.

We note that the event reported as requiring the filing of the Schedule 13D was June 14, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the June 14, 2024 event date, the Schedule 13D submitted on March 31, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Response: The Schedule 13D was not filed within the required five business days after the date of the event due to an oversight on the part of the Reporting Person, a first time filer. Upon the Reporting Person becoming aware of the oversight, they caused the Schedule 13D to be filed promptly. The failure to meet the deadline was not deliberate on the part of the Reporting Person, and the Reporting Person does not believe they gained any advantage as a result of the filing of the Schedule 13D past the deadline, particularly as the information concerning the Reporting Person’s acquisition of the securities of the issuer was timely disclosed on a Form 8-K filed on June 18, 2024 and in a preliminary proxy statement filed on July 8, 2024. The Reporting Person respectfully advises the Staff that future filings with respect to their beneficial ownership in the Company will be timely made in accordance with Rule 13d-1(a) of Regulation 13D-G.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please feel free to contact me at (312) 558-3755.

Sincerely,

/s/ Jeffrey R. Shuman
Jeffrey R. Shuman